Appendix 5B

Mining exploration entity quarterly report

U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

August,2004

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

August 18, 2004

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	30 June 2004

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $C	Year to date (6 months) $C

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(237,370)	(479,121)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(497,909)	(1,279,966)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	78,566	168,303

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	-

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(656,713)	(1,590,784)

Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(2,667)	(2,667)

1.9	Proceeds from sale of (a) prospects	-	-
(b) equity investments-marketable securities
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

Appendix 5B

Mining exploration entity quarterly report

1.12	Other (provide details if material)	-	-

	Net investing cash flows	(2,667)	(2,667)

1.13	Total operating and investing cash flows (carried forward)	(659,380)	(1,593,451)

	Cash flows related to financing activities	-	-

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

	Net increase (decrease) in cash held	(659,380)	(1,593,451)

1.20	Cash at beginning of quarter/year to date	7,313,130	8,058,383

1.21	Exchange rate adjustments to item 1.20	(444,963)	(256,145)

1.22	Cash at end of quarter (see note 1)	6,208,787	6,208,787

Note 1: C$6,208,787 converted at the exchange rate applicable at June 30, 2004 of 0.9316 equals A$6,664,000.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	96,291

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors’ fees, for management and consulting fees and for the provision of staff and office facilities in Canada.  The provision of staff in Canada is charged at cost.  In addition the Company re-imburses expense incurred on Company business.

Appendix 5B

Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	150,000

4.2	Development	-

	Total	150,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	321,290	762,796

5.2	Deposits at call	5,887,497	6,550,334

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	NIL	NIL
	Total: cash at end of quarter (item 1.22)	6,208,787	7,313,130

Appendix 5B

Mining exploration entity quarterly report

Changes in interests in mining tenements

		Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed

6.2	Interests in mining tenements acquired or increased	Diamond Jim Claims, Gold Creek, Nevada	Option to acquire 33 unpatented Mining Claims expiring April 2007	Option to enter into an agreement to acquire claims	3 yr Option to Purchase 33 unpatented mining claims

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A	―	―	―

7.2	Issued during quarter	N/A	―	―	―

7.3	+Ordinary securities	95,969,105	95,064,073	N/A	N/A
7.4	Issued during quarter	NIL	―	―	N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A	―	―	―

7.6	Issued during quarter	N/A	―	N/A	―

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I

Appendix 5B

Mining exploration entity quarterly report

7.8	Issued during quarter	Nil Nil Nil	Nil Nil Nil	See Appendix I

7.9	Exercised during quarter

7.10	Expired/cancelled during quarter

7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration expenses, if any, are treated as investing activities under Canadian GAAP, have been deducted in determining net operating cash flows.

2

This statement does give a true and fair view of the matters disclosed.

Notes

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Argosy Minerals Inc

Additional Information

APPENDIX I

Item  7.7 – Options

				Balance
		Exercise	Number of	Outstanding at
Granted / Exercised	Expiry Date	Price ($)	Options	June 30, 2004

Granted June 20, 2002	May 24, 2006	A0.35	4,175,000
Cancelled 2002			(600,000)
Cancelled 2003			(500,000)	3,075,000

Balance outstanding June 30, 2004				3,075,000

Note:  350,000 options expire on July 27, 2004.

July 29, 2004

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending June 30, 2004 - Summary of Activities and Expenditures

In the quarter ending June 30, 2004 Argosy commenced field work on its Gold Creek Project in Nevada, USA.  Assaying of rock chip samples was conducted at a specialised assay laboratory in Canada and successful high grade results were used to plan a diamond drilling program.

The parcel of 33 diamonds totalling 14.962 carats recovered from the large diameter auger program at its Diamond Project in Namaqualand, South Africa was valued at an average of US$ 314.70 per carat.  The previously announced application for a renewal of the prospecting licence is still outstanding and no further field work can be conducted at this time.  Planning of the next phase of investigation has focussed on additional work to determine a resource, including the requirement for bulk sampling.

Summary of Activity

  Completion of  reconnaissance exploration over Gold Project in Nevada, USA

  Entered into an option agreement increasing claim area north of existing claims in Nevada as a result of encouraging sampling results

  Planning of a drilling program over the Gold Creek Project in Nevada, USA

  Ongoing evaluation of new opportunities

Summary of Expenditures

Project Option Fees	$ 55,232
Drilling, Processing Expenditures	41,248
Consultant and Supervision	46,580
Travel and Accommodation	80,073
Rehabilitation	14,237
$ 237,370

Gold Creek Project, USA

During the quarter ended June 30, 2004 Argosy completed a reconnaissance sampling program at its Gold Creek Project in Nevada, USA.  After a delayed start to the field season as a result of late winter snow, Argosy’s gold geologist commenced field work in April. Occasional snow falls continued into the months of May and June with some snow drifts remaining into late June.

In May Argosy entered into an option agreement covering 33 unpatented mining claims to the north of the existing Gold Creek Project area.  The option agreement is for 3 years with annual option fees of US$20,000 and a purchase consideration of US$1,500,000 for 100% of the claims.

Summary of exploration activities during the quarter

A program of surface mapping and rock chip sampling was undertaken in order to confirm encouraging high grade gold assays reported by earlier explorers as well as identify areas for drilling later in the year. A total of 162 rock chip samples were collected during the Quarter with most of the samples coming from an area of 3.5 km (in a rough northerly direction) by 0.5 to 1.5 km (east-west).

A group of 7 samples was taken from a stockpile area some 2 km west of the main project area where Harrison Western stockpiled some 1,300 tonnes of ore material taken from drift development in the upper level of the St. Elmo mine in 1990. The average grade of this material, determined by Harrison Western, was reportedly ~10 g/t gold. A 360 kg sample, presumably taken from a high grade stope along the same drift development, was submitted by Harrison Western to Hazen Research Inc for metallurgical studies. Hazen reported an average grade of 81 g/t gold. Samples collected by Argosy from the abandoned stockpiles returned a highest assay of 37.8 g/t gold (and 48 g/t silver) from a sample of sulphide-bearing quartz vein material. Assays confirmed that pyrite- chalcopyrite - tetrahedrite - sphalerite - galena bearing quartz veins carry the higher gold grades while sulphide-poor veins carry lower gold grades.

A total of 18 rock chip samples were taken from the accessible underground workings at St. Elmo. Veins exposed in the underground workings have north-northwest to north-northeast strikes and steep easterly dips. Widths and grades are highest where veins intersect. Argosy’s sampling returned a best assay of 30.1 g/t gold (51 g/t silver), confirming the encouraging grades from earlier explorers.

An area of high grade outcrop was found some 75m north of the northern limit of the underground workings at St. Elmo. Here an outcrop of vein quartz (19.15 g/t gold) and adjacent limonitic breccia (145.5 g/t gold) are exposed in the wall of a northeasterly trending trench. Totalling 3m in width, the structure in which the vein and breccia are emplaced represents an important drill target for the upcoming drilling program.

Rosebud Peak (2,488m), located 2km northwest of St. Elmo, was the focus for much of the surface sampling by Argosy. Mapping and assaying identified a roughly 300m long, north-south trending zone of strong quartz stockwork veining and silicification that runs along the crest and eastern side of the peak. Together with assay results from earlier explorers, grades are gold-anomalous along most of the 300m long zone with highly anomalous grades reaching 15.4 g/t gold along a 160m interval.

Surface sampling was also conducted in the vicinity of the Diamond Jim and Rosebud mines, both past silver producers. A total of 15 samples returned greater than 100 g/t silver with the highest being 1,500 g/t silver.

St Elmo Rock Chip Samples
Sample	Gold	Silver	Notes
No	(g/t)	(g/t)

A3101	37.80	48	vein quartz with disseminated coarse pyrite-chalcopyrite-galena
A3102	1.13	5	limonite breccia; quartz clasts in limonitic matrix
A3103	0.03	<1	vein quartz without any visible sulphides
A3104	3.94	9	limonite breccia; quartz clasts in limonitic matrix
A3105	2.57	15	vein quartz with disseminated coarse pyrite-chalcopyrite-galena-sphalerite
A3106	1.82	7	limonite breccia; quartz clasts in limonitic matrix
A3107	0.08	3	siliceous breccia with higher quartz clast content and less limonite
A3108	0.01	1	breccia; clasts of quartz and quartzite in siliceous limonitic matrix
A3115	3.45	2	limonite breccia; quartz clasts in limonitic matrix
A3116	0.04	<1	vein quartz without any visible sulphides
A3117	3.02	1	limonite breccia; quartz clasts in limonitic matrix
A3118	145.50	56	limonite breccia; quartz clasts in limonitic matrix
A3119	19.15	13	vein quartz with boxworks after pyrite
A3120	30.00	13	vein quartz with disseminated pyrite - galena - fine black sulphides
A3121	0.08	1	quartz stockwork veined quartzite

A3109 – A3114 were not part of the sampling program at St Elmo
A3101-A3107 collected from stockpiles of St. Elmo mineralisation mined by Harrison Western in1990

Important results from the reconnaissance sampling conducted by Argosy in the area surrounding the Diamond Jim mine have been achieved and the best results are tabulated below:

Sample	Gold g/t	Silver g/t
A3111	1.71	1
A3112	9.06	3
A3142	3.03	688
A3144	0.71	461
A3156	0.33	455
A3169	0.86	218
A3174	0.55	344
A3176	0.52	410
A3177	1.06	1500

The results of these sampling assays confirmed the expected high grade gold and silver results previously reported from these claims.  As a result Argosy decided to take an option over the contiguous claims to the north of the Gold Creek claims and effectively doubled the area of claims under investigation.

The high grades encountered are indicative of epithermal gold systems and are considered highly encouraging for the discovery of further mineralisation at depth.  To this end a detailed proposal for a diamond drilling program has been submitted to the Nevada authorities for permission to conduct a drilling program from both surface and underground locations to further investigate the epithermal vein systems encountered at surface.

Proposed Drilling Program

A “Plan of Operations for Mining Activities on National Forest System Lands” has been submitted to the Forestry Service in Elko. Present indications are that approval to conduct a drilling program will be given during September 2004.

Metreage for the planned drilling program will be 3,800m of which 1,600m is “contingency” drilling that will be subject to earlier results. Drilling at St. Elmo will be both surface-collared as well as underground drilling. The 300m long zone of veining and stockworking at Rosebud Peak will be tested as well as an Induced Polarisation chargeability anomaly, located midway between St. Elmo and Rosebud Peak, that was found by earlier explorers.

Diamond Project, South Africa

As previously announced Argosy is awaiting renewal of the prospecting permit over the Albetros Project.  Albetros Inland Diamond Exploration Pty Ltd submitted a renewal application in January 2004, however as a result of changes to the South African Minerals and Energy Act there are delays in processing permit applications and no work can be conducted until a new licence is issued.

In addition, the Department of Minerals and Energy recently released a document clarifying the level of black economic entity (“BEE”) participation required for granting of a prospecting permit, being set at 51% whereas the previous requirement was for a 15% BEE interest initially rising to 26% over a number of years.  Argosy is currently evaluating the impact of these new requirements.

New Projects

Argosy continued to assess new kimberlite and alluvial diamond opportunities in South Africa and Angola, and has spent some time evaluating new alluvial projects along the Buffels River, not far from its existing project in Namaqualand and in Bié Province, Angola.

The current worldwide demand for diamonds and the limited number of new mine developments is boosting rough diamond prices and accelerating diamond exploration activity.  Argosy will continue to seek suitable opportunities in the diamond sector to benefit from the potential high returns and the favourable, medium term, demand forecasts as well as opportunities in precious metals.

Nickel / PGM Project, Burundi

Argosy has been monitoring the improving political situation in Burundi through contacts in the country and experts based in South Africa.  Argosy is encouraged by the significant moves towards stabilising the situation with respect to progress with the peace process.  Argosy  notes  with some hope that the ceasefire between the main rebel group, CNDD-FDD and the transitional government is holding and that former rebel forces and government forces are working together to maintain security in the country and taking action against remaining forces who have not yet signed a ceasefire agreement.

Given the improving outlook Argosy’s subsidiary Andover is preparing itself for a future return to activities at Musongati and in July advised the Minister of Mines that it was lifting its notice of force majeure.

Arbitration

Pursuant to the terms of an agreement dated October 16, 2001 among the Corporation, its subsidiary Balzan, NN Invest Holdings SA, a Luxembourg company (“NNIH”) that is a subsidiary of Norilsk Mining Company and Societe Des Mines de la Tontouta (“SMT”), a French company, NNIH and SMT agreed to participate with Balzan in the development of mineral properties in New Caledonia. NNIH subsequently terminated the agreement and commenced arbitration proceedings in the International Court of Arbitration in Paris against the Corporation and Balzan to recover funds reimbursed to Balzan of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222. In November, 2003 in preliminary proceedings, the arbitral tribunal ruled that it had jurisdiction under the terms of the agreement to hear the arbitration claim. It is too early to determine the outcome of merits of the arbitration claim and the Corporation is defending the claim, which it believes to be wholly without merit, and has filed a counterclaim against NNIH.

Corporate

The Corporation appointed Mr. Marcus N. Foster as a director on April 2, 2004.

The Corporation’s Annual General Meeting of shareholders was held on May 17th, 2004 in Vancouver, BC.

The following directors were elected at the Annual General Meeting, followed by the appointment of officers and members of the audit committee respectively.

Directors:

Peter H. Lloyd

Cecil R. Bond

John Nicholls

John Maloney

Marcus N. Foster

Mr. Lloyd was elected as Chairman of the Board by the directors.

Officers:

Cecil R. Bond

 – President and Chief Executive Officer

Marcus N. Foster

 – Chief Financial Officer

Audit Committee:

Peter H. Lloyd

John Maloney

John Nicholls

- Chairman of the Audit Committee